

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2014

Via E-mail
Justin Bliffen
Chief Financial Officer
Triangle Petroleum Corporation
1200 17th St., Suite 2600
Denver, CO 80202

> Re: **Triangle Petroleum Corporation**
> **Form 10-K for Fiscal Year Ended January 31, 2013**
> **Filed May 1, 2013**
> **File No. 1-34945**

Dear Mr. Bliffen:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant

cc: Via E-mail
        Ryan D. McGee
        Associate Counsel
        Triangle Petroleum Corporation